May 2, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:     Joe Kempf, Staff Accountant
              Joe Cascarano, Staff Accountant

Re:        UniFirst Corporation
               Form 10-K for the fiscal year ended August 28, 2004
               Filed November 12, 2004
               File No. 001-08504

Ladies and Gentlemen:

        This letter is submitted on behalf of UniFirst Corporation, Inc. (the “Company”), 68 Jonspin Road, Wilmington, MA 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (the “Form 10-K”), as set forth in a letter dated March 31, 2005 to John B. Bartlett (the “Comment Letter”).

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Comment No. 1

        We note your responses to prior comment 4. As you state in your products and services description under Item 1, you provide full-service rental programs in which you rent uniforms and provide cleaning services, lease programs in which you rent uniforms (and other products) but do not provide cleaning services, and purchase programs in which you sell uniforms. Please tell us whether revenues from the lease programs are material and separately identifiable in your internal reports. If the lease program revenues are material and separately identifiable, as noted in our prior comment, please revise your Consolidated Statements of Income presentation in future filings to disclose separately rent revenues and associated costs in accordance with Rule 5-03(b) of Regulation S-X. If the revision is not appropriate, please explain why.

Response to Comment No. 1

        Certain lease programs as described in Item I are separately identifiable for the Company’s Specialty Garments Rental and Cleaning operating segment only, however, these amounts are not material.

Comment No. 2

        In order to clarify your response to comments 9 and 11, please give us a better understanding of your operating segment and component management structures. Please provide us an organizational chart that identifies the various levels of management and summarizes their responsibilities. In this regard:

•	Identify your chief operating decision maker and provide us with copies of all reports that he reviews when allocating resources to and assessing the performance of your operating segments;

•	Identify your segment management, as defined in paragraph 14 of SFAS 131;

•

Indicate whether you have regional directors (or equivalents) and, if so, explain to us the function of the regional director and identify who they report to in your organization. Tell us what financial information they provide to your chief operating decision maker, if any. If they do provide financial information, please give us examples of those reports and the reports of subordinates upon which they rely in turn; and

•

Tell us to whom your 140 US and Canadian Rental and Cleaning and 16 specialty Garment Rental and Cleaning location supervisors report. Provide us examples of all the financial information that you regularly prepare on a location basis for upper management review. Identify for us the management levels in your organization that reviews this information.

Response to Comment No. 2

        The Company’s chief operating decision maker is its Chief Executive Officer. The primary report that he reviews when allocating resources to and assessing the performance of the Company’s operating segments is the monthly Results of Operations package (See Exhibit I). The Results of Operations package segregates the Company’s operations into US Rental and Cleaning operations (US Laundries), Canadian Rental and Cleaning operations (Canada), Specialty Garments Rental and Cleaning (UniTech), First Aid (Greenguard), Corporate and Manufacturing.

        Segment management is as follows for each of our operating segments (See Exhibit II for organizational chart);

•	US and Canadian Rental and Cleaning – Two Senior Vice Presidents (SVP) who each are responsible for four regions of laundry locations.

•	Specialty Garments Rental and Cleaning – A Vice President (SGVP) who is responsible for the Specialty Garments Rental and Cleaning operating segment.

•	First Aid – A Vice President (FAVP) of First Aid who is responsible for the First Aid operating segment

        The Company has a Regional Vice President (RVP) for each of the eight regions that comprise the US and Canadian Rental and Cleaning segment. The RVPs report to one of the two SVPs of the US and Canadian Rental and Cleaning operating segment. The RVPs are responsible for the results of operations of their regions and regularly meet with the SVPs to discuss the results of the locations in their region. There is no specific reporting that is provided to the CEO by the RVPs. All accounting, reporting and IT infrastructure is managed by corporate. Therefore, the reporting that is provided to management is primarily system generated reports. The CEO primarily reviews the reporting provided in Exhibit I. The Specialty Garments Rental and Cleaning operating segment and the First Aid operating segment each have a Vice President that is responsible for the results of operations for their operating segment.

        Of the 150 US and Canadian Rental and Cleaning locations, certain locations are plants and certain locations are branches. Plants are managed by General Managers (GM) who report to the RVP for their location’s region. Branches are managed by Branch Managers (BM) who reports to the GM of the plant that services their branch. Plants are involved with the purchase, rental, cleaning, delivery and selling of uniforms and protective clothing and non-garment items. One laundry plant may have zero to four branches, which are extensions of the laundry plant. The laundry plant cleans the garment and non-garment items for the branch and delivers the cleaned garment and non-garment items to the branch daily. The branch then delivers the garment and non-garment items to the customers. Each laundry plant and branch has stand-alone Contribution Reports that include the operating results for that location and are regularly reviewed by the plant and branch managers, respectively, as well as the RVPs. Each laundry plant also has a Combined Contribution Report that includes the operating results of the plant and its related branches that are also reviewed by the plant managers and the RVPs. See Exhibit III and Exhibit IV for examples of a plant’s stand-alone and combined Contribution Reports.

The plant managers of the 16 Specialty Garments Rental and Cleaning locations report to the Director of Operations for this operating segment. The Director of Operations reports to the SGVP. Each of these 16 locations has Contribution Reports similar to the report in Exhibit III. These reports are regularly reviewed by the Director of Operations and the SGVP.

Comment No. 3

        We note your response to prior comment 9. In your response you state that in order to determine the three reporting units as defined by SFAS 142 you aggregated 140 components, or locations. For the US and Canadian Rental and Cleaning reporting unit, and you aggregated 16 components for the Specialty Garments Rental and Cleaning reporting unit. Please explain to us in more detail how your 140 US and Canadian Rental and Cleaning and 16 Specialty Garment Rental and Cleaning locations are similar to each other economically in accordance with paragraph 30 of SFAS 142. Describe the extent to which each of these locations conducts: design, manufacture, purchase, rental, cleaning, delivery and sales operations; and in this regard, give us a more detail description of how these locations meet each of the aggregation criteria of paragraph 17 of SFAS 131 and the additional “similar economic characteristics” of EITF D-101.

Response to Comment No. 3

US and Canadian Rental and Cleaning Reporting Unit

        As discussed in the Company’s response to the Staff’s Comment No.2, the Company’s 150 locations of its US and Canadian Rental and Cleaning operating segment are made up of 66 laundry plants and 84 branches, which are extensions of the laundry plants. The Company has determined in accordance with paragraph 30 of SFAS 142 that the laundry plants (including their branches) of the US and Canadian Rental and Cleaning operating segment can be aggregated since they have similar economic characteristics.

        The Company believes that based on the criteria discussed in paragraph 30 of SFAS 142 and EITF D-101 that the aggregated components discussed above have similar economic characteristics. These components are designed to operate at a very similar long-term gross margin as they operate in similar facilities with similar capital equipment, merchandise and personnel. However, due to a number of factors such as the experience of local management and certain local costs of labor and energy, there may be a varying range of performance. However, as noted by EITF D-101, the assessment of several components’ economic similarity is more a qualitative assessment than a quantitative one. The Company believes that the following factors support its conclusion that these components are economically similar:

•

It is very common for these components to share assets and resources. The majority of the garments used in the US and Canadian Rental and Cleaning operating segment are manufactured by our company-owned facilities in Mexico and distributed through our central distribution center in Owensboro, Kentucky. The plants are also supported by corporate marketing and sales support including eight regional sales managers. Also, all administrative functions including information technology, billing, accounts payable, payroll, human resources, purchasing and engineering are performed centrally at the Company’s corporate office in Wilmington, MA.

•

In addition, capital equipment, including vehicles, washers, dryers, etc. is often transferred between components. Also, personnel are commonly transferred between components as different needs and opportunities arise.

•	It is common that components are merged together when efficiencies can be realized. The equipment and personnel of these components are interchangeable.

•	The components jointly benefit from certain engineering automation technology, information technology, marketing, human resource, training, and labor initiatives.

•

The components also jointly benefit from consolidated purchasing agreements for the procurement of production equipment (washers, dryers, etc.), delivery equipment (step vans, tractor trailers, etc.), garments, non-garment items and other expenditures (soaps, hangers, etc.).

•	Goodwill is recoverable from all of the components working in concert. This is evidenced in a number of different ways including:

o

For acquisitions, the Company generally integrates the acquired company into several of its current locations. In the Company’s largest acquisition to date, the assets and customers of the acquired company were spread through several locations which encompassed more than one region of its US and Canadian Rental and Cleaning operating segment.

o

Acquisitions help the Company achieve operating efficiencies by leveraging its corporate infrastructure and its manufacturing and distribution operations. These efficiencies as well as increased market share allow the Company to obtain favorable pricing with vendors and offer competitive pricing to its customers.

o

The Company services a variety of regional and national customers that have locations all across a region or the country. These accounts are serviced by several laundry plants simultaneously. When the Company acquires businesses across the country, its ability to attract and service these regional and national accounts is enhanced as its market share and presence increases.

        The Company also believes that the components aggregated are similar in each of the following areas as defined in paragraph 17 of SFAS 131:

a.	The nature of the products and services

        All of the aggregated components provide their customers the rental, cleaning, delivery and sale of garments and non-garment items.

b.	The nature of the production processes

        The production processes of all of the components are identical in that they include the washing, drying, sorting and delivery of garments and non-garment items. The production facilities for all of the locations use very similar, if not identical washing, drying, and sorting equipment.

c.	The type of class of customer for their products and services

        There is a wide range of customers that these components service as noted in Item I to the Form 10-K for the year ending August 28, 2004. However, the range of customers for each component is very similar as the products and services being offered are identical.

d.	The methods used to distribute their products or provide their services

        The distribution of the products is identical for all of the components. Distribution of the products occur using step vans that are purchased centrally for all of the components. The Company’s drivers and other personnel will go to the customer sites to collect the garments and other non-garment items and bring them back to the Company’s facility for cleaning. The items are cleaned, sorted and delivered back to the customers.

e.	The nature of the regulatory environment

        All of the components are subject to certain local, state and federal regulations regarding the disposal of the wastewater and other waste products related to the cleaning of the garments and non-garment items.

        Due to the discussion above and the guidance in paragraph 30 of SFAS 142 and EITF D-101, the Company believes that its goodwill is shared by the components of its US and Canadian Rental and Cleaning operating segment that have similar economic characteristics. Due to this sharing of benefits, the Company believes that allocating goodwill would be a largely arbitrary process and not relevant for testing goodwill impairment. Therefore, the Company continues to believe that these components are properly aggregated to form the US and Canadian Rental and Cleaning reporting unit.

Specialty Garment Rental and Cleaning reporting unit

        Upon further review of the guidance in EITF 98-3 and EITF D-101, the Company does not believe that the 16 locations of the Specialty Garments Rental and Cleaning constitute separate reporting units based on the fact that they each do not meet the definition of a business. The Company has concluded this based on the fact that these locations lack certain Inputs, Processes and Outputs as defined by EITF 98-3. Through the exclusion of these items, it would not be possible for the locations to sustain normal operations and sustain a revenue stream by providing its products and/or services to customers. The key items that these locations lack to meet the definition of a business are as follows:

•

The contracts that lead to revenues for these locations generally originate through the work of a centrally located sales function. The management of the Specialty Garments operating segment and the SGVP operate as the central sales function and negotiate and enter into the agreements that consist of the majority of this operating segment’s business. Therefore, the individual locations would not have access to the customers necessary to sustain operations.

•	The purchasing function for all of the garments and non-garment items for the Specialty Garments operating segment is handled centrally as is the billing and collection of receivables.

•

The locations do not have the processes for normal, self-sustaining operations, such as strategic management processes. The strategic management of these locations is handled centrally by the management of the Specialty Garments operating segment and the SGVP.

Through the exclusion of these items, it would not be possible for the locations to sustain normal operations and sustain a revenue stream by providing its products and/or services to customers. These items would be extremely difficult to replace as there are very few individuals that have the relationships with the customers and the background to provide the strategic management necessary for self-sustaining operations. Therefore, the Company’s Specialty Garments operating segment is a reporting unit since none of its components qualify as reporting units.

Comment No.4

        We note in your response to prior comment 11 that the description of the typical Specialty Garment Rental and Cleaning operating segment customers appears to differ from your typical customers as described in Item 1 of your Form 10-K. Further, it is not clear from your response to comment 11 whether or not the Nuclear Regulatory Commission environment imposes a more costly operating restriction on your Specialty Garment Rental and Cleaning operating segment. Please tell us the following:

•	Describe the extent to which these two operating segments share assets and equipment;

•	Explain the extent to which you need to invest in different equipment for each operating account;

•	Give us a better understanding of how your operating segment customer bases differ;

•

Describe the additional operational burdens imposed by the Nuclear Regulatory Commission on your Specialty Garment Rental and Cleaning operations and explain how these burdens affect the Specialty Garment Rental and Cleaning segment’s performance characteristics;

•

Quantify and compare the long-term financial performance characteristics of US and Canadian Rental and Cleaning and Specialty Garment Rental and Cleaning operating segments, which you considered pursuant to paragraph 17 of SFAS 131 and ;

Tell us the sales trends and average long-term average gross margins for both operating segments.

Response to Comment No. 4

        The Company continues to believe that the US and Canadian Rental and Cleaning operating segment is similar to the Specialty Garments Rental and Cleaning operating segment. However, based on certain factors discussed by the Staff above, the Company feels that it would be relevant disclosure not to aggregate the Specialty Garment Rental and Cleaning operating segment with the US and Canadian Rental and Cleaning operating segment. The Company will disclose the Specialty Garments Rental and Cleaning operating segment separately as required by SFAS 131 in future filings.

Comment No.5

        Further, your response to comment 11 indicates that your First Aid operating segment does not meet any of the 10 percent threshold criteria in paragraph 18 of Statement 131 and does not meet all of the aggregation criteria in paragraph 17 with another segment that does meet at least one of the 10 percent threshold criteria. Consequently, it appears that your First Aid operating segment can not be aggregated. Please disclose this operating segment separately in an “all other” category as required by paragraph 21 of SFAS 131.

Response to Comment No. 5

        The Company will disclose its First Aid operating segment separately in an “all other” category as required by paragraph 21 of SFAS 131 in future filings.

Comment No.6

        Please comply with all of the above comments in your future filings as applicable.

Response to Comment No. 6

        The Company will comply with all of the staff’s comments in future filings as applicable.

        The Company hereby requests confidential treatment of the contents of Exhibit I (Results of Operations (Package), Exhibit II (Organizational Chart), Exhibit III (Contribution Report) and Exhibit IV (Contribution Report), provided to the Staff on a supplemental basis, pursuant to Rule 83 of the Freedom of Information Act, copies of which have been submitted to the Staff in paper form.

        The Company requests that it be notified promptly in the event any person (including any federal government employee other than an employee of the Commission) makes a request to the Commission or any other governmental body for disclosure of the materials for which confidential treatment is requested. The Company further requests that it be promptly furnished with all written materials pertaining to any such request (including the request and any determination with respect thereto) and that it be given sufficient notice of any intended release so that it may pursue what remedies may be available to it to oppose such disclosure. The Company understands that neither the staff of the Commission nor the Commission undertakes to do any of the things specified in this paragraph, except to the extent required by applicable statute or rule.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888.

Very truly yours, By: /s/ John B. Bartlett John B. Bartlett, Senior Vice President and Chief Financial Officer